SELALU PARTNERS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2016

REVENUES:		
Commissions	$	272,885
Interest		45
Total revenues		272,930
EXPENSES:		
Comissions		224,938
Regulatory fees		7,027
Communications		5,919
Other operating expenses		29,743
Total expenses		267,627
NET INCOME	$	5,303

The accompanying notes are an integral part of these financial statements.